Exhibit 12.1
EOP Operating Limited Partnership
Statement of Earnings to Fixed Charges
(Dollars in thousands)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and gain on sales of real estate	$89,911	$161,840	$294,880	$390,906	$293,138

Plus Fixed Charges:
Interest expense	818,673	832,051	805,211	793,518	708,960
Capitalized interest	441	4,648	10,089	21,447	25,871
Loan amortization cost	11,857	15,284	6,492	4,422	14,568

Fixed charges	830,971	851,983	821,792	819,387	749,399

Plus amortization of capitalized interest	1,678	1,704	1,405	1,260	1,080
Plus distributed income of investments in unconsolidated joint ventures	52,690	66,829	87,268	129,753	82,409
Less capitalized interest	(441)	(4,648)	(10,089)	(21,447)	(25,871)
Less minority interest in pretax income of subsidiaries that have not incurred fixed charges	(2,263)	(2,070)	(2,217)	(2,345)	(2,333)

Total	51,664	61,815	76,367	107,221	55,285

Earnings	$972,546	$1,075,638	$1,193,039	$1,317,514	$1,097,822

Fixed charges	$830,971	$851,983	$821,792	$819,387	$749,399

Earnings to fixed charges	1.2	1.3	1.5	1.6	1.5